SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2006
Commission File Number 001-08427
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40 F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

SIGNATURES
EXHIBIT INDEX
EX-99.1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2006	EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN

Tor F. Johansen President and Chief Executive Officer

EXHIBIT INDEX
The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description
99.1	Financial statements (unaudited), including discussions and analysis thereof, of Eksportfinans ASA for the three months ended March 31, 2006.
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095.

Presentation of information
In this report, we use the term “us”, “we”, “our” and Eksportfinans for Eksportfinans ASA. We use the term Kommunekreditt for Eksportfinans’s subsidiary, Kommunekreditt Norge AS. The term “Company” refers to Eksportfinans and Kommunekreditt as a financial group.